UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03017694

No Act
P.E. 1-24-03
333-37557

March 20, 2003

Act 1934
Section 14A-8
Rule
Public Availability 3/20/2003

George G. Yearsich
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, N.W.
Washington, DC 20004

Re: Cell Pathways, Inc.
Incoming letter dated January 24, 2003

Dear Mr. Yearsich:

This is in response to your letter dated January 24, 2003 concerning the shareholder proposal submitted to Cell Pathways by Gaetan J. Alfano. We also have received letters from the proponent dated February 4, 2003 and February 6, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
MAR 27 2003
THOMSON
FINANCIAL

Enclosures

cc: Gaetan J. Alfano
Miller, Alfano, & Raspanti, P.C.
Suite 3402
1818 Market Street
Philadelphia, PA 19103

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

George G. Yearsich
202-739-5255
gyearsich@morganlewis.com

January 24, 2003

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Stockholder Proposal by Gaetan J. Alfano

Ladies and Gentleman:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that Cell Pathways, Inc. ("Cell Pathways" or the "Company") intends to omit from its proxy materials for its 2003 Annual Meeting the following resolution and its supporting statement (the "Proposal"), which it received from Gaetan J. Alfano (the "Proponent"):

> "SHAREHOLDER PROPOSAL: Amendment of the Bylaws to Prohibit the Company's Chief Executive Officer from Serving as Chairman of the Board of Directors."

A copy of the Proposal is enclosed as Exhibit A.

The Proposal seeks to have the stockholders amend the Company's Bylaws. Pursuant to the provisions of Rule 14a-8, the Company intends to exclude the Proposal from its proxy statement in connection with the 2003 Annual Meeting pursuant to:

(i) Rules 14a-8(b) and 14a-8(f) because the Proponent has failed to satisfy the Rule's eligibility requirements to submit the Proposal;

(ii) Rule 14a-8(i)(2) because the proposed Bylaw, if implemented, would directly conflict with Delaware law and would also violate Delaware law by conflicting with Article V of the Company's Certificate of Incorporation (the "Charter"); and

(iii) Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

1. The Proponent Has Failed to Satisfy the Eligibility Requirements for Submitting a Stockholder Proposal.

Rule 14a-8(b)(1) states that, in order for a stockholder to be eligible to submit a stockholder proposal, the stockholder, among other things, "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the proponent] submit[s] the proposal." Pursuant to Rule 14a-8(b)(2), the Proponent must prove his or her eligibility by "submit[ting] to the company a written statement from the 'record' holder of [the proponent's] securities . . . verifying that, at the time [he] submitted [his] proposal, [he] continuously held the securities for at least one year."

The Proponent has failed to establish his eligibility to submit the Proposal. The Proponent submitted both the Proposal and a cover letter, dated December 10, 2002. Although the Proponent stated in such letter that "[a]ttached is a statement from my broker, Merrill Lynch, as verification that, as of the date of this letter, I continuously have held at least $2,000 in market value of the Company's common stock for at least one year," that letter and the referenced Merrill Lynch statement failed to verify that the Proponent had continuously owned the requisite amount of the Company's shares for one year prior to the date that the Proposal was submitted. (See Exhibit A.)

Pursuant to Rule 14a-8(f)(1), in a letter dated December 20, 2002, the Company notified the Proponent that he had failed to satisfy the eligibility requirements of Rule 14a-8 (the "Notification Letter"). The Notification Letter, which is enclosed herewith as Exhibit B, reads as follows:

> "This will acknowledge receipt of your letter containing your proposal that the stockholders of Cell Pathways, Inc. amend the ByLaws of the Company to prohibit the Company's Chief Executive Officer from serving as Chairman of the Board of Directors. Enclosed with your letter was a letter from Merrill Lynch with respect to your stockholdings in the Company. The letter from Merrill Lynch fails to meet the requirement of applicable SEC Rule 14a-8 that you provide verification 'that, at the time you submitted your proposal, you continuously held the securities for at least one year.' I should like to request that you provide us within 14 days of the receipt of this letter the proper verification, through Merrill Lynch or otherwise, in accordance with the SEC rule."

In the Notification Letter, the Company specifically outlined for the Proponent the Rule 14a-8(b) procedural deficiency that he had to correct in order for him to be eligible to submit a stockholder proposal, and advised the Proponent of the 14-day deadline for correcting the Proposal's procedural deficiency, as required by Rule 14a-8(f). The Proponent responded to the Notification Letter by letter dated December 10 [sic], 2002, stating "enclosed please find a letter from Merrill Lynch [(the "Second Merrill Letter")], which provides the verification that you requested" (the "Proponent's Response"). The Proponent's Response was dispatched to the Company via facsimile transmission and mail on December 27, 2002, and is enclosed herewith as part of Exhibit C. The Second Merrill Letter stated that, "between January 1, 2002, and close of business December 11, 2002, the above referenced account held 25,000 shares of Cell Pathways, Inc. with an approximate market value in excess of $2,000.00." The Second Merrill Letter is enclosed herewith as part of Exhibit C.

Neither the Proponent's Response nor the Second Merrill Letter resolved the procedural deficiency. The Proponent, as required by Rule 14a-8(b)(2), still has not provided or caused to be provided a written statement from the record holder of the Proponent's securities verifying that, at the time the Proponent submitted the Proposal, he had continuously held the securities for at least one year.

The Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001), Part C, Question 1.c(3), sets forth a Q&A that addresses an analogous situation to the one presented by the instant Proposal:

"(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?

"No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal." (Emphasis added.)

Neither the Proponent's Response nor the Second Merrill Letter provided verification that the Proponent had held the requisite amount of Company stock for a period of at least one year as of the time the Proponent submitted his Proposal. The Proponent's Response relied solely on the Second Merrill Letter for such verification, and the Second Merrill Letter verified only that the Proponent had held the requisite amount of Company stock "between January 1, 2002, and close of business December 11, 2002," a period that is 21 days short of one year.

Thus, there is a procedural deficiency under Rule 14a-8(b) that remains unresolved and uncorrected by both the Proponent's Response and the Second Merrill Letter. Although the Notification Letter was explicit in asking the Proponent to have the record holder of the Proponent's shares "provide verification 'that, at the time you submitted your proposal, you continuously held the securities for at least one year,'" the Second Merrill Letter serves to verify only that the Proponent had held the requisite amount of shares for the 345-day-period between January 1 and December 11, 2002. The Second Merrill Letter thus fails to provide sufficient proof of the requisite ownership, as it does not account for the 21-day period between December 10, 2001 and January 1, 2002.

Where a proponent and/or a proponent's record holder responds to a company's notification letter, as is the case with the instant Proponent, but does not remedy the Rule 14a-8(b) procedural deficiency, the Staff of the Division of Corporation Finance (the "Staff") has consistently allowed the proposal to be omitted without any further action by the company. In situations similar to that presented by the instant Proposal, companies have not been required to continue to implore the proponent to remedy the procedural deficiency. See, e.g., Sierra Health Services, Inc. (April 3, 2002) (permitting omission of a stockholder proposal, regardless of the fact that the proponent had responded to the company's notice of procedural deficiency, because "the proponent appears to have failed to supply, within 14 days of receipt of [the company's] request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); AT&T Corp. (March 6, 2001) (permitting omission of a stockholder proposal, regardless of the fact that the proponent had responded to the company's notice of procedural deficiency, because "the proponent appears to have failed to supply, within 14 days of receiving [the company's] request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)"); and SBC Communications Inc. (December 14, 1999) (permitting omission of a stockholder proposal, regardless of the fact that the proponent had responded to the company's notice of procedural deficiency, because "the proponent appears to have failed to supply documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)").

Thus, despite being notified of a procedural deficiency under Rule 14a-8(b) by the Company within the 14-day period required by Rule 14a-8(f)(1), the Proponent has nevertheless failed to remedy such procedural deficiency. Because the 14-day period provided by Rule 14a-8(f)(1) for the Proponent to remedy such procedural deficiency has expired, the Proposal may be excluded from the Company's 2003 proxy materials under Rules 14a-8(b) and 14a-8(f).

2. The Proposal, If Implemented, Would Require Cell Pathways to Violate Law.

Rule 14a-8(i)(2) states that a company may omit a stockholder proposal if implementation of the proposal would cause the company to violate any state, federal, or foreign law to which it is subject. For the reasons set forth below, the Company believes, and it is our opinion, that implementation of the Proposal for a stockholder-initiated Bylaw amendment would cause the Company to violate Delaware law.

Cell Pathways is a Delaware corporation. Section 109(a) of the Delaware General Corporation Law ("DGCL") gives the stockholders of a Delaware corporation the power to amend the bylaws. Section 109(b), however, limits the scope of that power:

> "The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its right or powers or the rights or powers of its stockholders, directors, officers and employees." (Emphasis added.)

Accordingly, the proposed stockholder-initiated Bylaw amendment would, if adopted, be deemed to violate Section 109(b) of the DGCL if the Bylaw amendment is inconsistent with either the DGCL or the Charter.

a. The Proposed Stockholder Bylaw Is Inconsistent with the DGCL.

The proposed stockholder Bylaw conflicts with Sections 141(a) and 109(b) of the DGCL. Under Section 141(a) of the DGCL, the business of a corporation is to be managed by its board of directors. Section 141(a) of the DGCL states in part:

> "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." (Emphasis added.)

Thus, Section 141(a) requires that any limitation on the powers of the Board to manage the Company be set forth in the DGCL or in the Charter, not the Bylaws. The Charter does not include any provision that can be read to limit the Board's power with respect to the subject matter of the Proposal.

One of the most well-settled principles of Delaware law is that stockholders cannot limit the board of directors in the exercise of its business judgment regarding matters conferred to the board's discretion by law or the certificate of incorporation. As the Delaware Supreme Court has stated, "a [c]ardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation."

Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors," citing Section 141(a) of the DGCL); and Quickturn Design Sys. Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation.").

In Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Delaware Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. V. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated that "[t]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation."

Neither the DGCL nor the Charter limits the power of the Board of Directors to select as its chairman a person who is also the chief executive officer of the Company. Quite the contrary, as discussed further below, the Charter explicitly reserves to the Board the power to "determine the rights, powers, duties, rules and procedures that shall affect the directors' power to manage and direct the business and affairs of the Corporation."

The Staff has consistently permitted the exclusion under Rule 14a-8(i)(2) of proposals that seek a stockholder vote to approve the adoption of a stockholder-initiated bylaw amendment limiting the power of the a board of directors. See, e.g., Toys "R" Us, Inc. (April 9, 2002) (proposal to amend the bylaws to prohibit adoption of any stockholder rights plan without prior stockholder approval and to require redemption of any existing stockholder rights plan may be omitted from the proxy statement); Atlas Air Worldwide Holdings, Inc. (April 5, 2002) (same); and Novell, Inc. (February 14, 2000) (same). See generally Charles F. Richards, Jr. & Robert J. Stearn, Jr., Shareholder By-Laws Requiring Boards of Directors to Dismantle Rights Plans Are Unlikely to Survive Scrutiny Under Delaware Law, 54 Bus. Law. 607 (1999); and Lawrence A. Hammermesh, Corporate Democracy and Stockholder-Adopted By-Laws: Taking Back the Street?, 73 Tul. L. Rev. 409 (1998).

Accordingly, for the reasons stated above, the Proponent's proposed stockholder-initiated Bylaw amendment would be invalid under the DGCL. Therefore, the Proposal, if implemented, would violate Delaware law and may be excluded from the Company's 2003 proxy materials under Rule 14a-8(i)(2).

b. The Proposed Stockholder Bylaw Is Inconsistent with the Charter.

Proponent's proposed stockholder Bylaw is also in direct conflict with Article V of the Charter and thereby violates both Section 109(b) and Section 141(a) of the DGCL. Thus, even if the stockholders were to adopt the Proponent's stockholder-initiated Bylaw amendment, the Bylaw amendment would be deemed void under Delaware law. See, e.g., Oberly v. Kirby, 592 A.2d 445, 459 (Del.1991) (proposed amendment to bylaws violates Delaware law if it is contrary to the certificate of incorporation); and Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990) ("where a by-law provision is in conflict with a provision of the charter, the by-law provision is a 'nullity'").

The "Chairman of the Board of Directors" is not an officer of the Company. It is not an executive position. It is not a paid position. Rather, at its organizational meeting each year, the Board of Directors of the Company has customarily elected one of its members to serve as its chairman for the coming year.

From the Company's founding in 1992 to mid-1996, the directors selected as their chairman for the coming year the chief executive officer. From mid-1996 to mid-2000, the directors selected as their chairman for the coming year a director other than the chief executive officer. At the last three organizational meetings, the directors selected as their chairman for the coming year the chief executive officer. Whom the directors may select at the next organizational meeting to serve as their chairman for the year 2003-2004 is not known and, in accordance with Article V of the Charter, will be up to the Board of Directors to decide at their next organizational meeting in May 2003.

Section 102(b)(1) of the DGCL permits a company to include in its certificate of incorporation "any provision for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting and regulating the powers of the corporation, the directors, and the stockholders . . . if such provisions are not contrary to the laws of this State." Thus, the DGCL specifically authorizes a Delaware corporation to establish in its certificate of incorporation, with the approval of the stockholders, a corporate governance structure that "creat[es], defin[es], limit[s] and regulat[es]" the relative "powers" of the directors and stockholders, including limiting the power of the stockholders to regulate or restrict the powers of the directors.

Consistent with Section 102(b)(1) of the DGCL, Article V of the Charter, adopted by the Company's stockholders in 1998, explicitly reserves to the Board of Directors alone the right to determine matters affecting the directors' powers to manage and direct the affairs of the Company. Article V (set forth in full in Exhibit D) reads, in pertinent part, as follows:

> "V. For the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation and regulation of the powers of the Corporation, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:
>
> "A.1. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors that shall

constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted by the Board of Directors . . . .

"5. The Board of Directors shall designate and empower committees of the Board of Directors, shall elect and empower the officers of the Corporation, may appoint and empower other officers and agents of the Corporation, and shall determine the time, place and notice of Board meetings, quorum and voting requirements, and the manner of taking Board action. Subject to the other provisions of this Article V, the Board of Directors shall determine the rights, powers, duties, rules and procedures that shall affect the directors' power to manage and direct the business and affairs of the Corporation. Notwithstanding any other provision of this Certificate of Incorporation, the powers specified in this Article V shall be exercised only by or under the direction of the Board of Directors and may be exercised or expressed in the form of resolution, Bylaw or other form of determination or exercise; and the form of the exercise of the power shall not derogate the status of the power exercised or imply that such exercise by the Board of Directors may be altered or superseded by any person, group or entity other than the Board of Directors." (Emphasis added.)

In addition to specifically according to the Board of Directors the right to designate and empower committees, elect and empower officers and other agents, and determine the time, place, and method of taking Board action, Article V, in sweeping language, reserves to the Board alone the power to "determine the rights, powers, duties, rules and procedures that shall affect the directors' power to manage and direct the business and affairs of the Corporation." Article V then provides that the powers specified in Article V "shall be exercised only by or under the direction of the Board of Directors," and that, regardless of the form in which the Board exercises or expresses its Article V powers, such Article V powers may not be "altered or superseded by any person, group or entity other than the Board of Directors," including the stockholders. Finally, Article V notes the possibility that the Board may choose to "exercise[]" or "express[]" its power via a Bylaw, but limits such Bylaw action to a Bylaw adopted by the Board. Article V further reinforces the Board's preeminence with the added requirement that such a Bylaw could only be "altered or superseded" by the Board, not by "any person, group or entity other than the Board," including the stockholders.

As discussed above, Section 141(a) of the DGCL specifically permits limitations on the powers of a board of directors to manage the company if such limitations are included in the certificate of incorporation. Article V of the Charter reinforces that limitation, explicitly providing that only the Board of Directors can exercise the powers enumerated therein, and that no party other than the Board, including the stockholders, may alter or supersede such powers, including by adoption of a stockholder-initiated amendment to the Bylaws. Accordingly, not only does the Charter not include any limitations on the directors' powers to choose their own chairman, it expressly limits the power of the stockholders to interfere with the directors' exercise of such powers.

Finally, Section 141(a) gives specific effect to Article V's delegation of authority to the Board. Section 141(a) reads in pertinent part as follows:

> "If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person as shall be provided in the certificate of incorporation."

The Proponent proposes that the stockholders amend the Bylaws "to prohibit the Company's Chief Executive Officer from serving as Chairman of the Board of Directors." The Proponent's proposed stockholder-initiated Bylaw amendment would disqualify one of the directors from being selected by the Board to serve as its chairman. Article V of the Charter gives the Board alone the power to "determine the rights, powers, duties, rules and procedures that shall affect the directors' power to manage and direct the business and affairs of the Corporation," and in fact the Board has exercised those powers with respect to choosing the chairman. As reflected in Article IV, Section 21(d) of the Bylaws (set forth in full as Exhibit E), the Board "determin[ed]" the "rules and procedures" for selecting its chairman by allocating that power to itself:

> (d) "CHAIRMAN OF THE BOARD OF DIRECTORS. The Board of Directors may choose a Chairman of the Board of Directors. When present, the Chairman of the Board of Directors shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time." (Emphasis added.)

Pursuant to the express provisions of Article V of the Charter, when the Board exercises its powers through the adoption of a Bylaw, such Bylaw can only be "altered or superceded" by the Board, not by "any person, group or entity other than the Board," including the stockholders. The Proponent's stockholder-initiated Bylaw amendment seeks to "alter" Article IV, Section 21(d) of the Bylaws by prohibiting the Board from choosing the chief executive officer as its chairman. Accordingly, the proposed Bylaw is inconsistent with both Article IV, Section 21(d) of the Bylaws, as well as Article V of the Charter.

Thus, by limiting the Board's power to choose its own chairman, the Proponent's proposed stockholder-initiated Bylaw would, in effect, seek to trump both the broad allocation of power to the Board in Article V of the Charter to determine such matters, and the specific action already taken by the Board in Article IV, Section 21(d) to memorialize the Board's decision to leave itself flexibility in choosing the chairman. Such a stockholder-initiated Bylaw would improperly restrict the rights conferred upon the Board alone by Article V of the Charter, and inject the stockholders into a matter involving the organization, rules, and procedures of the Board that is the exclusive province of the Board. In fact, it would seek to do so with respect to a matter on which the Board has already acted by adopting a specific Bylaw, which under Article V of the Charter the stockholders cannot now "alter or supercede" through a stockholder-initiated Bylaw amendment. The Proposal, therefore, would be inconsistent with Article V of the Charter in a number of ways.

As noted above, under Section 109(b), no Bylaw may be inconsistent with the Charter. The cases interpreting the meaning of "inconsistent" as used in Section 109(b) of the DGCL hold that a bylaw will be deemed inconsistent with a certificate of incorporation if it is inconsistent with the corporate governance scheme established by that document, irrespective of the degree of specificity manifested in the wording of the certificate of incorporation. See, e.g., Oberly v. Kirby, 592 A.2d at 458 ("we find that the by-law amendment in question is inconsistent with the overall structure of the [corporation] and with the specific requirements of Article EIGHTH Section 1"); Phillips v. Insituform of North America, Inc., Del. Ch., C.A. No. 9173, LEXIS at *8, Allen, C. (Aug. 27, 1987) ("It is, of course, elementary that by-laws may not produce effects inconsistent with the plan of corporate governance envisioned by the charter. Section 109(b) of the Corporation Law codifies this basic proposition."); and Essential Enterprises Corp. v. Automatic Steel Products, Inc., 159 A.2d 288, 291 (Del. Ch. 1960) (bylaw provision permitting removal of directors without cause was held to be inconsistent with charter provision establishing staggered board because such provision "would frustrate the plan and purpose behind the provision of staggered terms and because it is incompatible with the pertinent language of the statute and the certificate").

The Proposal, if implemented, would in fact change the corporate governance scheme established by the Charter since that scheme clearly allocates to the Board the powers to manage the business and affairs of the Company -- including with respect to the Board's ability to choose its own chairman -- not to the stockholders, and the Board has specifically acted on this mater in adopting Article IV, Section 21 of the Bylaws. Thus, the proposed stockholder-initiated Bylaw amendment would violate state law since it is inconsistent with the Charter. Apart from Section 109(b), Section 141(a) of the DCGL requires that Article V's exclusive delegation of authority to the directors be given specific effect.

The Staff has consistently allowed omission of stockholder proposals that sought a stockholder vote on a stockholder-initiated bylaw amendment that was inconsistent with a company's certificate of incorporation. See, e.g., AlliedSignal, Inc. (January 29, 1999) (proposal to amend bylaws excludable under Rule 14a-8(i)(2) where bylaw was inconsistent with certificate of incorporation and therefore a violation of Delaware law); Dillard Dept. Store, Inc. (March 19, 1997) (same); and Weirton Steel Corp. (March 14, 1995) (same).

Accordingly, the Proponent's Proposal that the stockholders amend the Bylaws to limit the Board of Directors' power to select the chief executive officer as its chairman is properly excludable from the Company's 2003 proxy materials under Rule 14a-8(i)(2) as a violation of Delaware law.

3. Cell Pathways Lacks the Power or Authority to Implement the Proposal.

Rule 14a-8(i)(6) states that a company may omit a stockholder proposal if the company would lack the power or authority to implement the proposal. Cell Pathways does not have the power or authority to implement a Bylaw amendment that violates Delaware law. Therefore, the Company lacks the power to implement the Proposal.

The Staff has consistently held that stockholder proposals that require the company to violate the law may be omitted pursuant to Rule 14a-8(i)(6). See, e.g., NetCurrents, Inc. (June 1, 2001) (permitting omission of share owner proposal under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) because it may cause the company to breach existing employment agreements or other contractual obligations); and Whitman Corporation (February 15, 2000) (permitting omission of share owner proposal under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) because it may cause the company to breach an existing contract).

Accordingly, for the foregoing reasons, the Company believes that the Proposal is excludable from its 2003 proxy materials under Rule 14a-8(i)(6).

* * * *

Five additional copies of this letter and the enclosures are enclosed pursuant to Rule 14a-8(j) under the Exchange Act. By copy of this letter, Mr. Alfano is being notified that Cell Pathways does not intend to include the Proposal in its 2003 proxy materials.

The Company expects to file its definitive proxy materials with the Commission on or about April 18, 2003, the date on which the Company currently expects to begin mailing the proxy materials to its stockholders.

If you have any questions, please feel free to call me at (202) 739-5255 or Scott Museles of this office at (202) 739-5840. Thank you.

Very truly yours,

George G. Yearsich

Enclosures

cc: Gatetan J. Alfano (w/encls.)
Miller, Alfano & Raslanti, P.C.
Suite 3042
1818 Market Street
Philadelphia, PA 19103

Robert W. Stevenson (w/encls.)
Assistant Secretary
Cell Pathways, Inc.
702 Electronic Drive
Horsham, PA 19044

EXHIBIT A

LAW OFFICES
MILLER, ALFANO & RASPANTI, P.C.
SUITE 3402
1818 MARKET STREET
PHILADELPHIA, PENNSYLVANIA 19103
(215) 972-6400

AFFILIATED
NEW JERSEY OFFICE
25 CHESTNUT STREET, SUITE 105
HADDONFIELD, NEW JERSEY 08033
(856) 354-0955

PENNSYLVANIA FAX: (215) 981-0082
NEW JERSEY FAX: (856) 354-0918

REPLY TO: Pennsylvania

December 10, 2002

Via Certified Mail
Robert W. Stevenson, Esquire
Vice President for Intellectual Property
Cell Pathways, Inc.
702 Electronic Drive
Horsham, PA 19044

Dear Mr. Stevenson:

By way of introduction, my name is Gaetan J. Alfano. My wife, Kathleen M. McCarthy, and I are shareholders of Cell Pathways, Inc. (the "Company"). Carol Sexton has informed us that, as the Assistant Secretary of the Company, you are the acting Secretary. I write to submit a proposal pursuant to §240.14a-8 of the Securities Exchange Act of 1934. Attached is a statement from my broker, Merrill Lynch, as verification that, as of the date of this letter, I continuously have held at least $2,000 in market value of the Company's common stock for at least one year. I affirm that I intend to continue to hold such shares through the date of the next annual shareholders' meeting. I request inclusion of the attached proposal and supporting statement, in their entirety, in the Company's 2002 Proxy Statement.

Please contact me directly with any questions. Thank you.

Very truly yours,

Gaetan J. Alfano

GAETAN J. ALFANO

GJA/sgh
Enclosures
cc: Mr. Robert J. Towarnicki
F:\PBL\GJA\PERSONAL\sgh0001.ltr.wpd

Peter A. Rohr
First Vice President -
Investments
Certified Financial Manager

Private Client Group

One Liberty Place
1650 Market Street
29th Floor
Philadelphia, Pennsylvania 19103
215 587 4731
800 263 4519
FAX 215 587 4711
Peter_Rohr@ml.com

Merrill Lynch

December 10, 2002

Gaetan J. Alfano
Kathleen M. McCarthy
108 Avonbrook Road
Wallingford, PA 19086-6002

Dear Gaetan and Kathy:

This letter will serve to confirm that as of the close of business, November 29, 2002, your joint account (871-77743) held 27,500 shares of Cell Pathways, Inc.

Please call me if I can be of further assistance.

Sincerely,

Peter A. Rohr, CFM, CIMA
First Vice President-Investments
Private Wealth Advisor

SHAREHOLDER PROPOSAL:
Amendment of the Bylaws to Prohibit the Company's Chief Executive Officer from Serving as Chairman of the Board of Directors

Statement of Reason:
An independent Board of Directors is essential for proper corporate governance. The independence of the Company's Board may appear to be compromised or may, in fact, be compromised if the Company's Chief Executive Officer contemporaneously serves as Chairman of the Board, thereby exercising the power and prerogatives of that latter position. Accordingly, in order to foster the independence of the Company's Board, the Company's bylaws should be amended to prohibit the Company's Chief Executive Officer from serving contemporaneously as Chairman of the Board.

EXHIBIT B

702 Electronic Drive
Horsham, PA 19044 USA
Tel 215 •706 •3800
Fax 215 •706 •3801
Cell Pathways, Inc.

December 20, 2002

Gaetan J. Alfano, Esq.
Miller, Alfano & Raspanti, P.C.
Suire 3402
1818 Market Street
Philoadelphia, PA 19103
Fax: 215-981-0082

By Mail and Fax

Dear Mr. Alfano:

This will acknowledge receipt of your letter containing your proposal that the stockholders of Cell Pathways, Inc. amend the ByLaws of the Company to prohibit the Company's Chief Executive Officer from serving as Chairman of the Board of Directors. Enclosed with your letter was a letter from Merrill Lynch with respect to your stockholdings in the Company. The letter from Merrill Lynch fails to meet the requirement of applicable SEC Rule 14a-8 that you provide verification "that, at the time you submitted your proposal, you continuously held the securities for at least one year." I should like to request that you provide us within 14 days of the receipt of this letter the proper verification, through Merrill Lynch or otherwise, in accordance with the SEC rule.

Thank you very much.

Yours sincerely,

Robert W. Stevenson
Assistant Secretary

EXHIBIT C

Brb S.

LAW OFFICES
MILLER, ALFANO & RASPANTI, P.C.
SUITE 3402
1818 MARKET STREET
PHILADELPHIA, PENNSYLVANIA 19103
(215) 972-6400

AFFILIATED
NEW JERSEY OFFICE
25 CHESTNUT STREET, SUITE 105
HADDONFIELD, NEW JERSEY 08033
(856) 354-0955

PENNSYLVANIA FAX: (215) 981-0082
NEW JERSEY FAX: (856) 354-0918

REPLY TO: Pennsylvania

December 10, 2002

Via Facsimile and Certified Mail
Robert W. Stevenson, Esquire
Vice President for Intellectual Property
Cell Pathways, Inc.
702 Electronic Drive
Horsham, PA 19044

Dear Mr. Stevenson:

With respect to your letter of December 20, 2002, enclosed please find a letter from Merrill Lynch, which provides the verification that you requested.

Please contact me directly with any questions. Thank you.

Very truly yours,

GAETAN J. ALFANO

GJA/sgh
Enclosure

cc: Mr. Robert J. Towarnicki

F:\PBL\GJA\PERSONAL\sgh0002.ltr.wpd

Peter A. Rohr
First Vice President - Investments
Certified Financial Manager

Private Client Group

Merrill Lynch

One Liberty Place
1650 Market Street
29th Floor
Philadelphia, Pennsylvania 19103
215 587 4731
800 263 4519
FAX 215 587 4711
Peter_Rohr@ml.com

December 13, 2002

RE: Account Number: 871-77743
Account Name: Gaetan Alfano and Kathy McCarthy

Dear Gaetan and Kathy:

Please be advised, between January 1, 2002, and close of business December 11, 2002, the above referenced account held 25,000 shares of Cell Pathways, Inc. with an approximate market value in excess of $2,000.00.

Please call me if I can be of further assistance.

Sincerely,

Peter A. Rohr, CFM, CIMA
First Vice President-Investments
Private Wealth Advisor

"We are providing the above information as you requested. The information is provided as a service to you and is obtained from data we believe is accurate. However, Merrill Lynch considers your monthly account statements to be the official documentation of all transactions."

EXHIBIT D

CERTIFICATE OF INCORPORATION
OF
CELL PATHWAYS HOLDINGS, INC.

I.

The name of the corporation is Cell Pathways Holdings, Inc. (the "Corporation").

II.

The address of the registered office of the Corporation in the State of Delaware is 1013 Centre Road, City of Wilmington, County of New Castle, and the name of the registered agent of the Corporation in the State of Delaware at such address is Corporation Service Company.

III.

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware.

IV.

A. The Corporation shall be authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock". The total number of shares that the Corporation shall be authorized to issue is seventy-five million (75,000,000) shares. Seventy million (70,000,000) shares shall be Common Stock, each having a par value of One Cent ($.01). Five million (5,000,000) shares shall be Preferred Stock, each having a par value of One Cent ($.01).

B. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized, by filing a certificate (a "Preferred Stock Designation") pursuant to the Delaware General Corporation Law, to provide for such issuance, and to fix or alter from time to time the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions of any wholly unissued series of Preferred Stock, and to establish from time to time the number of shares constituting any such series or any of them; and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

C. Subject to the rights of any Preferred Stock then outstanding, each issued and outstanding share of Common Stock shall entitle the Holder thereof to receive such dividends as may be declared from time to time by the Board of Directors of the Corporation out of funds legally available therefor, and shall entitle the Holder thereof to share ratably with other Holders of Common Stock in all assets available for distribution in the event of any liquidation, dissolution or winding up of the Corporation. Each issued and outstanding share of Common Stock shall be identical to all other shares of that class, and shall entitle the Holder thereof to cast one vote on each matter submitted to a vote of the Corporation's stockholders. No Holder of Common Stock shall be entitled to any cumulative voting rights or to any preemptive rights upon the issuance or sale of any Securities.

V.

For the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation and regulation of the powers of the Corporation, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

A. 1. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors that shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted by the Board of Directors.

2. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board of Directors. At the first annual meeting of stockholders following the filing of this Certificate of Incorporation, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following the filing of this Certificate of Incorporation, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following the filing of this Certificate of Incorporation, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Each director shall serve beyond the term specified until his successor is duly elected and qualified or until his death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

3. Subject to the rights of the holders of any series of Preferred Stock, a director may be removed only for cause and only by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of voting stock of the Corporation, entitled to vote at an election of directors (the "Voting Stock").

4. Subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, and not by the stockholders. Any director elected in accordance with the preceding

sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified.

5. The Board of Directors shall designate and empower committees of the Board of Directors, shall elect and empower the officers of the Corporation, may appoint and empower other officers and agents of the Corporation, and shall determine the time, place and notice of Board meetings, quorum and voting requirements, and the manner of taking Board action. Subject to the other provisions of this Article V, the Board of Directors shall determine the rights, powers, duties, rules and procedures that shall affect the directors' power to manage and direct the business and affairs of the Corporation. Notwithstanding any other provision of this Certificate of Incorporation, the powers specified in this Article V shall be exercised only by or under the direction of the Board of Directors and may be exercised or expressed in the form of resolution, Bylaw or other form of determination or exercise; and the form of the exercise of the power shall not derogate the status of the power exercised or imply that such exercise by the Board of Directors may be altered or superseded by any person, group or entity other than the Board of Directors.

B. 1. Subject to paragraph (h) of Section 43 of the Bylaws, the Bylaws may be altered or amended or new Bylaws adopted by the affirmative vote of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then-outstanding shares of the Voting Stock. The Board of Directors shall also have the power to adopt, amend, or repeal Bylaws.

2. The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

3. No action shall be taken by the stockholders of the Corporation except at an annual or special meeting of stockholders called in accordance with the Bylaws or by unanimous written consent of the stockholders.

4. Special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption), and shall be held at such place, on such date, and at such time as the Board of Directors shall fix.

5. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

VI.

A. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended after approval by the stockholders of this Article to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

B. Any repeal or modification of this Article VI shall be prospective and shall not affect the rights under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

VII.

A. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, except as provided in Section B of this Article VII, and all rights conferred upon the stockholders herein are granted subject to this reservation.

B. Notwithstanding any other provisions of this Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the Voting Stock required by law, this Certificate of Incorporation or any Preferred Stock Designation, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then-outstanding shares of the Voting Stock, voting together as a single class, shall be required to alter, amend or repeal Articles V, VI and VII.

IN WITNESS WHEREOF, this Certificate has been subscribed this 20th day of July, 1998 by the undersigned who affirms that the statements made herein are true and correct.

Sole Incorporator
Cathleen Johnston
Cooley Godward LLP
Suite 250
2595 Canyon Boulevard
Boulder, CO 80302-

47695 v1/BD
10SV01!.DOC
071798/1338

EXHIBIT E

BYLAWS

OF

CELL PATHWAYS, INC.

(A DELAWARE CORPORATION)

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of the corporation in the State of Delaware shall be in the City of Wilmington, County of New Castle.

Section 2. Other Offices. The corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

CORPORATE SEAL

Section 3. Corporate Seal. The corporate seal shall consist of a die bearing the name of the corporation and the inscription, "Corporate Seal-Delaware." Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS' MEETINGS

Section 4. Place of Meetings. Meetings of the stockholders of the corporation shall be held at such place, either within or without the State of Delaware, as may be designated from time to time by the Board of Directors, or, if not so designated, then at the office of the corporation required to be maintained pursuant to Section 2 hereof.

(b) The Board of Directors of the corporation shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters that are to be voted on by ballot. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 15. Number and Term of Office. The authorized number of directors of the corporation shall be fixed in accordance with the Certificate of Incorporation. Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.

Section 16. Powers. The powers of the corporation shall be exercised, its business conducted and its property controlled by the Board of Directors, except as may be otherwise provided by statute or by the Certificate of Incorporation.

Section 17. Classes of Directors. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, following the closing of the Initial Public Offering, the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board of Directors. At the first annual meeting of stockholders following the closing of the Initial Public Offering, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following the Closing of the Initial Public Offering, the term of office of the voting power of all the then-outstanding shares of voting stock of the corporation, entitled to vote at an election of directors (the "Voting Stock").

Section 21. Meetings.

(a) **Annual Meetings.** The annual meeting of the Board of Directors shall be held immediately before or after the annual meeting of stockholders and at the place where such meeting is held. No notice of an annual meeting of the Board of Directors shall be necessary and such meeting shall be held for the purpose of electing officers and transacting such other business as may lawfully come before it.

(b) **Regular Meetings.** Except as hereinafter otherwise provided, regular meetings of the Board of Directors shall be held in the office of the corporation required to be maintained pursuant to Section 2 hereof. Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may also be held at any place within or without the State of Delaware that has been designated by resolution of the Board of Directors or the written consent of all directors.

(c) **Special Meetings.** Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board, the President or any two of the directors.

(d) **Chairman of the Board of Directors.** The Board of Directors may choose a Chairman of the Board of Directors. When present, the Chairman of the Board of Directors shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(e) **Telephone Meetings.** Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(f) **Notice of Meetings.** Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, facsimile, telegraph or telex, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting, or sent in writing to each director by first class mail, charges prepaid, at least three (3) days before the date of the meeting. Notice of any meeting may be waived in writing at any time before or after the meeting and will be

LAW OFFICES
MILLER, ALFANO & RASPANTI, P.C.
SUITE 3402
1818 MARKET STREET
PHILADELPHIA, PENNSYLVANIA 19103
(215) 972-6400

AFFILIATED
NEW JERSEY OFFICE
25 CHESTNUT STREET, SUITE 105
HADDONFIELD, NEW JERSEY 08033
(856) 354-0955

PENNSYLVANIA FAX: (215) 981-0082
NEW JERSEY FAX: (856) 354-0918

REPLY TO:

Pennsylvania

February 4, 2003

Via Federal Express

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal by
<u>Gaetan J. Alfano</u>

Dear Sir/Madam:

I write in response to Cell Pathways, Inc.'s letter, through counsel, dated January 24, 2003. Cell Pathways Inc. ("the Company") cites a "procedural deficiency" in my submission, namely, verification that I held the requisite amount of stock for at least one year at the time (December 10, 2002) of my proposal. I submit (yet another) letter from Merrill, Lynch verifying that I held the requisite amount of stock since December 10, 2001.

I intend to address the Company's second argument, that the proposal purportedly violates Delaware law, under separate cover.

Thank you for your consideration of this letter.

Very truly yours,

Gaetan J. Alfano

GAETAN J. ALFANO

GJA/eh
F:\PBL\GJA\Firm5\eh00007.ltr.wpd

Encl.
cc: George G. Yearsich, Esquire (w/encl.)
Robert W. Stevenson, Esquire (w/encl.)

Merrill Lynch

RECEIVED
2003 FEB -5 PM 3:00
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Peter A. Rohr
First Vice President -
Investments
Certified Financial Manager

Private Client Group

One Liberty Place
1650 Market Street
29th Floor
Philadelphia, Pennsylvania 19103
215 587 4731
800 263 4519
FAX 215 587 4711
Peter_Rohr@ml.com

January 3, 2002

RE: Account Numbers: 871-77743 and 871-22W83
Account Name: Gaetan Alfano and Kathleen McCarthy

Dear Gaetan and Kathy:

Please be advised, between December 10, 2001, and close of business December 10, 2002, the above referenced account held 25,000 shares of Cell Pathways, Inc. with an approximate market value in excess of $2,000.00.

Please call me if I can be of further assistance.

Sincerely,

Peter A. Rohr, CFM, CIMA
First Vice President-Investments
Private Wealth Advisor

"We are providing the above information as you requested. The information is provided as a service to you and is obtained from data is accurate. However, Merrill Lynch considers your monthly statements to be the official documentation of all transactions."

LAW OFFICES
MILLER, ALFANO & RASPANTI, P.C.
SUITE 3402
1818 MARKET STREET
PHILADELPHIA, PENNSYLVANIA 19103
(215) 972-6400

AFFILIATED
NEW JERSEY OFFICE
25 CHESTNUT STREET, SUITE 105
HADDONFIELD, NEW JERSEY 08033
(856) 354-0955

PENNSYLVANIA FAX: (215) 981-0082
NEW JERSEY FAX: (856) 354-0918

REPLY TO:
Pennsylvania

February 6, 2003

__Via Federal Express__

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal by
Gaetan J. Alfano

Dear Sir/Madam:

I write in further response to Cell Pathways, Inc.'s (the "Company") January 24, 2003 letter to you concerning its proposed omission of my stockholder proposal.

My brief, pointed proposal is desired to insure the independence of the Company's Board by prohibiting the Company's Chief Executive Officer from serving simultaneously as Chairman of the Board.

Rather than address the merits of this proposal, namely the fostering of the Board's independence, the Company has set forth two (2) essentially "technical" arguments. The first is that my broker's submission, authenticating my ownership of the requisite value of shares for the requisite period, was deficient by less than twenty (20) days. Specifically, my second broker confirmation, dated December 13, 2002, stated that I jointly owned approximately 25,000 shares of the Company from January 1, 2002 through December 11, 2002, the date of my proposal. This was due to an error by my broker in preparing the letter. The letter since has been corrected to demonstrate that I jointly owned the requisite share value for at least one year prior to the date of my proposal. A copy of my most recent transmittal letter and my broker's corrected letter are attached hereto as Exhibit "A."

The incongruity in the Company's position is further demonstrated by its actual knowledge of my share ownership position. My wife and I have jointly and/or individually owned over 30,000 shares of the Company's stock for the last several years. We have faithfully attended and participated in the Company's annual shareholders meetings over that time. As part of the Company's "sign-in requirements," we identified ourselves each time and disclosed to the Company our share ownership position, which has always been well in excess of the requisite value, despite the precipitous decline in the Company's stock price.

In sum, I have been a long-standing shareholder with a substantial stake (for an individual) in the Company. This fact, and my ownership position, has been disclosed to the Company annually. For the Company to take a contrary, technical position in order to prevent shareholder consideration of an otherwise worthwhile proposal is disingenuous.

The Company's second position, that the proposal violates Delaware law and the Company's Articles of Incorporation, is equally meritless. There is no provision of Delaware corporate law that prohibits consideration of my proposal. In fact, the principle fostered by my proposal - the Board's independence - is consistent with proper corporate governance.

The powers of the directors to manage the business and affairs of the Company are not absolute. Chapter 141 of the Delaware General Corporation Law ("DGCL") provides:

> The business and affairs of every corporation organized under this Chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this Chapter or in its certificate of incorporation.

Accordingly, an amendment to the Company's articles of incorporation properly may restrict the powers of the Board, including its selection of a Chairman. The Company implicitly concedes this result by attacking the proposal as a "stockholder-initiated Bylaw amendment," as opposed to a "charter" or "articles of incorporation" amendment. To the extent that the Company stands on this technicality, then I respectfully would request the Commission to amend the Proposal to include an amendment to the "bylaws, charter, and articles of incorporation," thus, avoiding any dispute about which corporate government document properly should be amended.

The Company's remaining arguments at this point are undermined by the language of the very authorities that it cites, specifically, chapters 102 and 141 of the DGGL and Article V of the articles of incorporation, all of which are quoted at length in the Company's submission. None of these authorities, either directly or by implication, prohibit my proposal.

In closing, the Company has failed to meet its burden of demonstrating that it is entitled to exclude my proposal. The Company has not demonstrated any prejudice through the inclusion of my proposal in its proxy materials and the "technical deficiencies" cited in its submission have been cured. Accordingly, the shareholders of this Company, who have suffered a tremendous loss of wealth through the ownership of this stock, respectfully should be given a fair opportunity to consider my proposal on its merits.

I am enclosing six copies of this letter pursuant to the Commissioners' rules. If you should have any questions or would like further information, please contact me.

Very truly yours,

Gaetan J. Alfano

GAETAN J. ALFANO

GJA/eh
F:\PBL\GJA\Firm5\eh00008.ltr.wpd

Enclosure

cc: ***Via Federal Express***
George G. Yearsich, Esquire (w/encl.)
Robert W. Stevenson, Esquire (w/encl.)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 20, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cell Pathways, Inc.
Incoming letter dated January 24, 2003

The proposal relates to prohibiting the company's CEO from serving as chairman of the board of directors.

There appears to be some basis for your view that Cell Pathways may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Cell Pathways' request, documentary support sufficiently evidencing that he continuously held Cell Pathways' securities for the one-year period required by rule 14a-8(b). Accordingly we will not recommend enforcement action to the Commission if Cell Pathways omits the proposal from the proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Cell Pathways relies.

Sincerely,

Katherine W. Hsu

Katherine W. Hsu
Attorney-Advisor